

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2023

Christiana Lin
General Counsel
BlackSky Technology Inc.
13241 Woodland Park Road, Suite 300
Herndon, Virginia 20171

> **Re: BlackSky Technology Inc.**
> **Registration Statement on Form S-3**
> **Filed on March 31, 2023**
> **File No. 333-271056**

Dear Christiana Lin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Mark Bass